UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549

                                    SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)*

                                  ATARI CORPORATION
                                  (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                     046515102
                                   (CUSIP Number)

                        Peter R. Haje, Esq., General Counsel
                        Time Warner Inc.
                        75 Rockefeller Plaza
                        New York, New York 10019
                        (212) 484-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                    March 24, 1994
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement &. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of

1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TIME WARNER INC.
                        IRS NO. 13-1388520

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a / /
                        b /  /

3                       SEC USE ONLY

4                       SOURCE OF FUNDS*
                        WC

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e)    /    /


6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

NUMBER OF                                     7   SOLE VOTING POWER
SHARES                                            1,500,000
BENEFICIALLY
OWNED BY                                      8   SHARED VOTING POWER
EACH                                              14,270,000 (See Item 5)
REPORTING
PERSON                                        9   SOLE DISPOSITIVE POWER
WITH                                              1,500,000

                                              10  SHARED DISPOSITIVE POWER
                                                  14,270,000 (See Item 5)


11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
              15,770,000

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*               /    /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Approximately 26.8%

14            TYPE OF REPORTING PERSON*
              CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                WARNER COMMUNICATIONS INC.
                IRS NO. 13-2696809

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                a /  /             b /  /

3               SEC USE ONLY

4               SOURCE OF FUNDS*
                NOT APPLICABLE

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   /  /
                PURSUANT TO ITEMS 2(d) or 2(e)

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF                                     7     SOLE VOTING POWER
SHARES
BENEFICIALLY                                  8     SHARED VOTING POWER
OWNED BY                                            14,720,000 (See Item 5)
EACH
REPORTING                                     9     SOLE DISPOSITIVE POWER
PERSON
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    14,270,000 (See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
              14,270,000

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*               /   /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Approximately 24.3%

14            TYPE OF REPORTING PERSON*
              CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          The Schedule 13D of Time Warner Inc., a Delaware corporation ("Time Warner") and Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the "Reporting Persons"), relating to the Common Stock of Atari Corporation is hereby amended and restated in its entirely as set forth below. Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of Common Stock of the Issuer. The joint Schedule 13D of the Reporting Persons, as amended and restated, is hereinafter referred to as the "Statement".

Item 1.  Security and Issuer.

         The Statement relates to the Common Stock, $.01 par value ("Atari Common Stock"), of Atari Corporation ("Atari"), a Nevada corporation, whose principal executive offices are located at 1196 Borregas Avenue, Sunnyvale, California 94086.

Item 2.  Identity and Background.

         This Statement is being filed by Time Warner Inc. ("Time Warner"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019 and Warner Communications Inc. ("WCI"), a Delaware corporation, having its principal office at 75 Rockefeller Plaza, New York, New York 10019. WCI is a direct wholly owned subsidiary of Time Warner.

         Time Warner is the largest media and entertainment company in the world. Its businesses are carried on in three principal groups:
Publishing, Music and Entertainment. The Publishing group consists principally of the publication and distribution of magazines and books; the Music group consists principally of the production and distribution of recorded music and the ownership and administration of music copyrights; and the Entertainment group consists principally of the production and distribution of motion pictures and television programming, the distribution of video cassettes, the ownership and operation of retail stores and theme parks, the production and distribution of pay television and cable programming, and the operation of cable television systems. These businesses are conducted throughout the world through numerous wholly owned, and in certain cases less than wholly owned, subsidiaries and affiliates. Time Warner Entertainment Company, L.P. ("TWE"), a limited partnership conducts substantially all of the Entertainment businesses of Time Warner. Subsidiaries of Time Warner are the general partners of TWE (the "TW Partners") and collectively own a 63.27% pro rata priority capital and residual equity interest in TWE, a subsidiary of US WEST holds 25.51%, and subsidiaries of ITOCHU Corporation and Toshiba Corporation hold the remainder.

          The business of WCI (other than its interest in TWE) primarily consists of substantially all of the vertically-integrated worldwide recorded music and music publishing business of Time Warner under the umbrella name Warner Music Group.

          The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Time Warner and WCI is set forth in Annexes A and B hereto and is incorporated herein by reference.

          None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A or B, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Each of the persons listed in Annexes A and B hereto is a United States citizen.

Item 3.   Source and Amount or Funds or Other Consideration.

          In July 1984, Atari acquired from WCI and certain associated entities of WCI (collectively sometimes referred to hereinafter as "WCI"), certain assets comprising the home computer and home video game business of WCI, and assumed certain related obligations and liabilities.

          Between July 1984 and June 30, 1986, WCI advanced or otherwise funded to Atari approximately $24.7 million that, to WCI's knowledge, was used to satisfy certain liabilities assumed in the 1984 asset acquisition.

          The consideration given by Atari in the 1984 asset acquisition was subject to adjustment based upon Atari's and WCI's subsequent evaluation of the assets acquired and the related obligations and liabilities. In August 1986, Atari and WCI completed that evaluation and, pursuant to a Memorandum of Agreement dated as of August 29, 1986 (the "1986 Agreement"), agreed that, in consideration for: the net assets Atari acquired in the 1984 transaction; accrued interest on the purchase obligation at 17%; and the repayment of WCI's $24.7 million advanced to Atari, including accrued interest thereon at 10.5%, Atari would issue to WCI 7,100,000 shares of Atari Common Stock, and would pay to WCI approximately $36.1 million, upon consummation of a public offering of Atari Common Stock (the "Public Offering"). In addition, all other securities held by WCI, on the one hand, and Atari, on the other hand, were canceled in connection with this transaction.

          The Atari Public Offering was consummated on November 17, 1986, and WCI thereupon beneficially acquired 7,100,000 shares of Atari Common Stock and received approximately $36.1 million.

          On June 19, 1987, a 2-for-1 split of Atari Common Stock was effected in the form of a 100% common stock dividend distributed to all Atari shareholders.

          On October 17, 1988 and October 18, 1988, the associated entities of WCI (comprised of AIL Holdings Limited, AIL Ireland Limited, Atari International Hong Kong Ltd. ("AIHK"), WEA Musik Neue Medien and Elektronik GmbH ("WEA Musik") and Atari Holdings, Inc., formerly known as Atari, Inc.) declared a dividend to WCI of 14,200,000 shares of Atari Common Stock, which shares were to be transferred as soon as practicable. Thereafter, on December 13, 1988, WCI contributed the 14,200,000 shares of Common Stock of Atari held by it to Warner Communications Investors, Inc., a Delaware corporation and wholly owned subsidiary ("Investors").

          Subsequently said shares held by Investors were contributed to TW Investment Corp., a Delaware corporation and a wholly-owned indirect subsidiary of WCI. As a result of the merger of TW Investment Corp. with and into WCI on June 29, 1992, the 14,200,000 shares of Atari Common Stock are now held by WCI.

          On March 24, 1994 Time Warner and Atari entered into a
Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Time Warner or a wholly-owned subsidiary of Time Warner will acquire 1,500,000 shares of Atari Common Stock at $8.50 per share for an aggregate of $12,750,000, subject to certain conditions. Under the Stock Purchase Agreement, Atari has agreed to issue Time Warner up to an additional 150,000 shares of Atari Common Stock upon the occurrence of certain events. In addition, the Stock Purchase Agreement grants Time Warner an option to purchase up to 1,500,000 shares of Atari Common Stock upon the occurrence of certain events prior to October 1, 1994. The consideration for all the purchases will be from working capital of Time Warner or in the event the shares are acquired by a wholly-owned subsidiary, from the working capital of such subsidiary.

          Concurrently with the execution and delivery of the Stock Purchase Agreement, Atari and Atari Games Corporation, a Delaware corporation and majority-owned indirect subsidiary of Time Warner ("Games") entered into a Stock Purchase Agreement (the "Games Stock Purchase Agreement") pursuant to which Games will acquire 70,000 shares of Atari Common Stock in exchange for the forgiveness of certain royalty obligations owed by Atari to Games pursuant to certain software license agreements.

          Concurrently with the execution of Stock Purchase Agreement and the Games Stock Purchase Agreement, Atari Games and Atari
Corporation settled certain pending patent, copyright and antitrust litigation with Nintendo of America Inc.

          The Stock Purchase Agreement and the Games Stock Purchase Agreement are hereinafter referred to as the "Transactions".

Item 4.   Purpose of Transaction.

          Upon the consummation of the Transactions, Time Warner will beneficially hold an aggregate of 15,770,000 shares of Atari Common Stock. 14,200,000 of the shares beneficially held by Time Warner are held in the name of WCI. Games will hold 70,000 shares and Time Warner or a wholly-owned subsidiary will have direct ownership of 1,500,000 shares. All of such shares are to be held for the purpose of investment.

          Time Warner, WCI and Games intend to review and evaluate their investment in Atari from time to time. On the basis of such review and evaluation, Time Warner, WCI and Games may acquire additional Atari securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of Atari securities from time to time in market transactions or otherwise.

          Neither Time Warner, WCI or Games has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Atari (except as provided in the Stock Purchase Agreement as described in Items 3 and 6 herein); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Atari or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Atari or any of its subsidiaries; (iv) any change in the present board of directors or management of Atari, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Atari; (vi) any other material change in Atari's business or corporate structure; (vii) changes in Atari's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Atari by any person; (viii) causing a class of securities of Atari to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Atari to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.   Interest in Securities of the Issuer.

          On October 17, 1988, each of AIHK, AIL Ireland Limited, AIL Holdings Limited and WEA Musik approved the transfer of the 14,200,000 shares of Atari Common Stock to Atari Holdings, Inc. On October 18, 1988, Atari Holdings, Inc. declared a dividend of the 14,200,000 shares of Atari Common Stock to its parent WCI.

          On December 13, 1988, WCI contributed the 14,200,000 shares of Atari Common Stock held by it to Investors, a Delaware corporation and wholly owned subsidiary of WCI. The subsequent transfer of ownership of the shares of Atari Common Stock is fully set forth in
Item 3 herein.

          On July 24, 1989, pursuant to a tender offer, Time Warner acquired a majority of the outstanding stock of WCI. On January 10, 1990, a wholly owned subsidiary of Time Warner merged with and into WCI, which thereby become a wholly owned subsidiary of Time Warner. As a result Time Warner is deemed to have shared power to direct the voting and the disposition of the 14,200,000 shares of Atari Common Stock held by WCI.

          According to Atari, at December 31, 1993, there were outstanding on such date 57,214,587 shares of Atari Common Stock. Upon the issuance of 1,500,000 and 70,000 shares of Atari Common Stock to Time Warner and Games, respectively, there will be approximately 58,784,587 shares of Atari Common Stock outstanding. The 15,770,000 shares of Atari Common Stock beneficially owned by Time Warner will constitute approximately 26.8% of the outstanding Atari Common Stock. The 14,200,000 and 70,000 shares of Atari Common Stock held by WCI and Games will constitute, respectively, 24.1% and 0.12% of the outstanding Atari Common Stock.

          Time Warner or a wholly-owned subsidiary will have the sole power to vote and subject to the restrictions as set forth in Item 6 hereto, the sole power to dispose of the 1,500,000 shares of Atari Common Stock to be acquired pursuant to the Stock Purchase Agreement. Time Warner and WCI have the sole power to vote and, subject to the restrictions described in Item 6, the sole power to dispose of the 14,200,000 shares of Atari Common Stock registered in the name of WCI and owned beneficially by Time Warner. Time Warner, WCI and Games have the sole power to vote and subject to the restrictions as set forth in
Item 6 hereto, the power to dispose of the 70,000 shares of Atari Common Stock to be acquired by Games pursuant to the Games Stock Purchase Agreement and owned beneficially by WCI and Time Warner.

          Neither Time Warner, WCI or Games is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D in, any shares of Atari Common Stock by Time Warner, WCI, Games or any person listed on Annex A or Annex B hereto.

          Items (d) and (e) are not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          In connection with the 1984 asset acquisition, Atari (then known as Tramel Technology, Ltd.), Atari, Inc. (then a subsidiary of
WCI) and Jack Tramiel, Chairman of the Board and Chief Executive Officer of Atari, entered into an Agreement dated July 1, 1984, which agreement, as modified by the Memorandum of Agreement dated as of August 29, 1986 (hereinafter referred to as the "Securityholders Agreement"). Pursuant to the Securityholders Agreement, WCI, Atari, Inc. and/or their transferees were granted certain rights and are subject to certain obligations with respect to the securities of Atari. Pursuant to a Letter Agreement dated March 24, 1994 (the "Letter Agreement"), Time Warner, Games and Atari agreed that the shares of Atari Common Stock to be acquired by Time Warner and Games shall have the same registration rights afforded to WCI under the Securityholders Agreement (referred to in the Letter Agreement as the "Tramel Agreement"). Furthermore, Atari shall have the same obligations to Time Warner and Games as Atari has to WCI under the Securityholders Agreement.

          The principal terms of the Securityholders Agreement as it relates to registration rights of the shares of Atari Common Stock held by Time Warner, WCI or Games (hereinafter referred to as the "Parties") are set forth below. The following discussion is qualified in its entirety by reference to the Securityholders Agreement and the 1986 Memorandum of Agreement previously filed as Exhibits to the original
Schedule 13D.

          At their own expense, the Parties may from time to time request Atari to register under the Securities Act of 1933 the proposed sale by it of the 15,770,000 shares of Atari Common Stock pursuant to an underwritten public offering subject to the following conditions:

               (i) requests for registration shall not be made more frequently than once every twelve months; and

               (ii) no more than five such requests in the aggregate shall be made;

               (iii) no such request shall be made without the consent of Atari unless the shares of Atari Common Stock to which it applies represents either 5% or more of the total outstanding voting power of Atari or all of the shares of Atari Common Stock beneficially owned by the Parties (and all persons who may have acquired shares of Atari Common Stock from the Parties).

          The Parties are also entitled to include the shares of Atari Common Stock beneficially owned in any registration statement filed by Atari subsequent to the Public Offering, unless such registration statement is (a) a registration of any employee stock ownership, stock option, stock purchase or other employee incentive plan or arrangement adopted in the ordinary course of business, or (b) a registration of securities to be issued in exchange for securities or assets of, or in connection with a merger or consolidation with, another corporation. All costs and expenses incurred in connection with such registration statements (except underwriting commissions and discounts and fees and disbursements of any separate counsel and any other expenses directly attributable to such shares) shall be borne by Atari.

          Pursuant to the terms of the Transactions, consummation of the acquisition of the shares of Atari Common Stock is subject to the expiration of the waiting period under the Hart Scott Rodino Antitrust Notification Act, including any extension thereof and the approval from the American Stock Exchange for the listing of the 1,570,000 shares of Atari Common Stock to be issued pursuant to these agreements.

          Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) on the part of Time Warner, WCI or Games, or the best of their knowledge, on the part of their respective officers or directors or between such persons and any persons with respect to the securities of Atari.

Item 7.        Materials to be filed as Exhibits.

Exhibit 1.     Agreement between Time Warner Inc. and Warner
               Communications Inc. with respect to joint filing of the Restated Statement on Schedule 13D.

Exhibit 2. Stock Purchase Agreement as of March 24, 1994 between Atari Corporation and Time Warner Inc.

Exhibit 3. Stock Purchase Agreement as of March 24, 1994 between Atari Corporation and Atari Games Corporation

Exhibit 4.     Registration Rights Letter Agreement dated
               March 24, 1994 among Time Warner Inc., Atari Games

                                 SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  March 28, 1994                 TIME WARNER INC.



                                      By /s/ Peter R. Haje
                                      Name: Peter R. Haje
                                      Title: Executive Vice Preside


                                      WARNER COMMUNICATIONS INC.



                                       By /s/ Peter R. Haje
                                       Name: Peter R. Haje
                                       Title: Executive Vice President

                                        EXHIBIT INDEX


Exhibit No.                  Description                              Page No.

Exhibit 1.     Agreement between Time Warner Inc. and Warner              *
               Communications Inc. with respect to joint filing of the Restated Statement on Schedule 13D.

Exhibit 2.     Stock Purchase Agreement as of March 24, 1994 between      *
               Atari Corporation and Time Warner Inc.

Exhibit 3.     Stock Purchase Agreement as of March 24, 1994 between      *
               Atari Corporation and Atari Games Corporation

Exhibit 4.     Registration Rights Letter Agreement dated                 *
               March 24, 1994 among Time Warner Inc., Atari Games
               Corporation and Atari Corporation.


*Incorporated by Reference

                                                                 EXHIBIT 1

                          JOINT FILING AGREEMENT


          Time Warner Inc. and Warner Communications Inc. each hereby agrees in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that the Restated Statement on Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of Common Stock, par value $0.01 per share of Atari Corporation, is filed jointly on behalf of each such person.

Dated:  March 28, 1994                       TIME WARNER INC.


                                             By /s/ Peter R. Haje
                                             Name:  Peter R. Haje
                                             Title:  Executive Vice President

                                             WARNER COMMUNICATIONS INC.


                                             By /s/ Peter R. Haje
                                             Name: Peter R. Haje
                                             Title: Executive Vice President

                                  ANNEX A


          The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                                Principal Occupation or
Name                  Office                    Employment and Address

Merv Adelson          Director                  Chairman,
                                                East-West Capital Associates
                                                1111 Santa Monica Blvd.
                                                Los Angeles, CA 90025
                                                (private investment company)

Timothy A. Boggs      Senior Vice               Senior Vice President
                      President                 Time Warner*
                                                800 Connecticut Avenue, NW
                                                Suite 800
                                                Washington, DC 20006

Lawrence B.           Director                  Partner,
Buttenwieser                                    Rosenman & Colin
                                                575 Madison Avenue
                                                New York, NY 10022
                                                (attorney)

Hugh F.               Director                  Partner,
Culverhouse                                     Culverhouse, Botts & Story
                                                1408 North West Shore Blvd.
                                                Tampa, FL 33607
                                                (attorney)

Edward S.             Director                  Chairman,
Finkelstein                                     Finkelstein
                                                Associates Inc.
                                                712 Fifth Avenue
                                                New York, NY 10019
                                                (consulting)

Beverly Sills         Director                  Chairman-Elect, Lincoln
Greenough                                       Center for the Performing Arts
                                                211 Central Park West
                                                New York, NY 10024
                                                (entertainment)

David R. Haas         Senior Vice               Senior Vice President
                      President and             and Controller, Time Warner*
                      Controller

Peter R. Haje         Executive Vice            Executive Vice President,
                      President,                Secretary and General Counsel,
                      Secretary and             Time Warner*
                      General Counsel

Carla A. Hills        Director                  Chairman and Chief Executive
                                                Officer, Hills & Company
                                                1200 Nineteenth Street, NW
                                                Washington, D.C. 20036
                                                (international trade
                                                   consultants)

Geoffrey W. Holmes    Senior Vice               Senior Vice President,
                      President                 Time Warner*

Tod R. Hullin         Senior Vice               Senior Vice President,
                      President                 Time Warner*

David T. Kearns       Director                  Senior University Fellow,
                                                Harvard University,
                                                Graduate School of Education
                                                Appian Way
                                                Gutman Library
                                                Cambridge, MA 02138

Gerald M. Levin       Director,                 Chairman, Chief Executive
                      Chairman,                 Officer and President,
                      Chief Executive           Time Warner*
                      Officer and
                      President

Philip R.             Senior Vice               Senior Vice President,
Lochner, Jr.          President                 Time Warner*

Henry Luce, III       Director                  Chairman and Chief Executive
                                                Officer, The Henry Luce
                                                Foundation, Inc.
                                                720 Fifth Avenue
                                                New York, NY 10019
                                                (private foundation)

Reuben Mark           Director                  Chairman and Chief Executive
                                                Officer,
                                                Colgate-Palmolive Company
                                                300 Park Avenue
                                                New York, NY 10022

J. Richard Munro      Director                  Chairman of the Executive
                                                Committee, Time Warner*

Richard D. Parsons    Director                  Chairman and Chief Executive
                                                Officer,
                                                Dime Savings Bank
                                                589 Fifth Avenue
                                                New York, NY 10017
                                                (banking)

Donald S. Perkins     Director                  Former Chairman,
                                                Jewel Companies Inc.
                                                Suite 2700
                                                One First National Plaza
                                                Chicago, IL 60603
                                                (retailing)

Raymond S. Troubh     Director                  Financial Consultant and
                                                Director of Various Companies,
                                                10 Rockefeller Plaza
                                                New York, NY 10020
                                                (financial consultant)

Bert W. Wasserman     Executive                 Executive Vice President
                      Vice                      and Chief Financial Officer,
                      President                 Time Warner*
                      and Chief
                      Financial Officer

Francis T.            Director                  Former Commissioner of
Vincent, Jr.                                    Major League Baseball,
                                                Culbro Corporation
                                                387 Park Avenue South
                                                New York, NY 10016


* The business address of Time Warner is 75 Rockefeller Plaza, New York, New York 10019

                                ANNEX B

                    Directors and Executive Officers of
                         Warner Communications Inc.


Name                   Office                   Principal Occupation or
                                                Employment and Address

David R. Haas          Senior Vice              Senior Vice President and
                       President                Controller, Time Warner*

Peter R. Haje          Director and             Executive Vice President,
                       Executive Vice           Secretary and General Counsel,
                       President                Time Warner*

Geoffrey W. Holmes     Director                 Senior Vice President,
                                                Time Warner*

Tod R. Hullin          Director                 Senior Vice President,
                                                Time Warner*

Deane F. Johnson       Office of the            Office of the President,
                       President                Warner Communications Inc.,
                                                1271 Avenue of the Americas
                                                New York, NY 10020

Gerald M. Levin        Director,                Chairman, President and Chief
                       President and            Executive Officer,
                       Chief Executive          Time Warner*
                       Officer

Bert W. Wasserman      Director and             Executive Vice President and
                       Executive Vice           Chief Financial Officer,
                       President                Time Warner*


* The business address of Time Warner is 75 Rockefeller Plaza, New York New York 10019